SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
TONGJITANG CHINESE MEDICINES COMPANY
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G8918E106
(CUSIP Number)

Mr. Xiaochun Wang	Jianguo Yang	With a copy to:
Room 3030, Four Seasons Place,	Fosun Industrial Co., Limited	Scott Clemens
8 Finance Street, Central,	Level 28	Baker & McKenzie LLP
Hong Kong	Three Pacific Place	Suite 3401, China World Tower 2
(86) 139 1818 3126	1 Queen’s Road East	China World Trade Center
	Hong Kong	1 Jianguomenwai Avenue
	China	Beijing 100004, People’s Republic of China
	(86)(21) 6332 5563	(86)(10) 6535 3971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 29, 2010
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Xiaochun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	53,875,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Hanmax Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC, AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,675,584

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		52,675,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,675,584

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G8918E106

1	NAME OF REPORTING PERSON Fosun Industrial Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		33,403,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		33,403,392

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,403,392

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on April 8, 2010 (the “Original 13D”) by Xiaochun Wang, Hanmax Investment Limited (“Hanmax Investment”) and Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including the American Depositary Shares (each representing four Ordinary Shares), of Tongjitang Chinese Medicines Company (the “Company”) as previously amended by Amendment No. 1 to the Original 13D filed on June 7, 2010, Amendment No. 2 to the Original 13D filed on August 2, 2010 and Amendment No. 3 to the Original 13D filed on October 12, 2010. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
Merger Agreement. On October 29, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fosun Industrial, Hanmax Investment, and Tonsun International Company Limited, a Cayman Islands exempted company (“Merger Sub”). Merger Sub was organized solely for the purpose of entering into the Merger Agreement and merging into the Company. All of the outstanding shares of Merger Sub are owned by Fosun Industrial and Hanmax Investment and the directors of Merger Sub are Xiaochun Wang, Qian Xu and Zhiping Cui. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation.
At the effective time of the Merger, each ordinary share of the Company (a “Share”) (including shares represented by American Depositary Shares, each of which represents four Shares) issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Hanmax Investment, Merger Sub and Fosun Industrial and other than the Shares as to which appraisal rights are properly exercised under Cayman Islands law, will be cancelled in exchange for the right to receive $1.125 (or $4.50 per American Depositary Share) in cash, without interest (the “Per Share Merger Consideration”). In addition, each outstanding option to purchase Shares will be cancelled in exchange for the right to receive an amount equal to the excess, if any, of the Per Share Merger Consideration over the exercise price per Share for each Share subject to the option; and each right to acquire or receive Shares and each award consisting of Shares under Company employee benefit plans, vested or unvested, will be cancelled in exchange for the right to receive the Per Share Merger Consideration for each Share subject to the award or, if the award provides for payment to the extent the value of the Shares exceeds a specified amount, the excess, if any, of the Per Share Merger Consideration over such specified amount.
The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to adopt the Merger Agreement. The special committee, which is composed solely of directors unrelated to any of Merger Sub, Fosun Industrial, Mr. Xiaochun Wang and Hanmax Investment, negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.
Hanmax Investment and Fosun Industrial, who together own approximately 82.7% of the Company’s outstanding shares, have agreed to vote their shares in favor of the Merger.
The Company has made representations and warranties in the Merger Agreement. The Company has also agreed to various covenants, including, among other things, subject to certain exceptions, (i) to conduct its business in the ordinary course between the execution of the Merger Agreement and the date of effectiveness or termination of the Merger and not to engage in certain kinds of transactions during such period, (ii) not to solicit alternative transactions or enter into discussions concerning, or provide confidential information in connection with, any alternative transaction, (iii) that the Company’s board of directors will recommend that the Company’s shareholders vote in favor of the adoption of the Merger Agreement, (iv) to take all actions necessary to convene a meeting of shareholders, and (v) to cooperate with respect to governmental filings and approvals, public disclosure, employee benefits and other matters.
Fosun Industrial, Hanmax Investment and Merger Sub have, severally and not jointly, made customary representations, warranties and covenants, including with respect to the availability of financing pursuant to a facility agreement entered into between Hanmax Investment and CITIC Bank International Limited (the “Facility Agreement”). The Facility Agreement is described in and attached as an exhibit to Amendment No. 3 to the Original 13D filed on October 12, 2010.
Completion of the Merger is subject to customary closing conditions, including (i) the approval of the Merger by a majority in number of the Company’s shareholders representing at least 75% in value of the Shares, with no more than 5% of the Company’s shareholders dissenting; (ii) obtaining all required governmental and third party consents or the expiration or termination of the applicable waiting periods under applicable law; (iii) the absence of certain legal impediments to the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the respective parties to the Merger Agreement; (iii) the absence of any change, event, circumstance or development that has had, or is reasonably likely to have, a Material Adverse Effect (as defined in the Merger Agreement); and (iv) the receipt of confirmation from CITIC Bank International Limited as to the satisfaction or waiver by it of all conditions precedent under the Facility Agreement, other than evidence of issuance by the Registrar of Companies of the Cayman Islands of the certificate of merger.
The Merger Agreement contains certain termination rights for Fosun Industrial and Hanmax Investment and for the Company. At any time prior to the filing of the plan of merger with the Registrar of Companies of the Cayman Islands, the Merger Agreement may be terminated (i) by mutual written consent of the parties; (ii) by either Fosun Industrial and Hanmax Investment, acting together, or by the Company, if (a) the Merger does not become effective by March 31, 2 011, (b) the requisite shareholder approval is not obtained, or (c) any injunction prohibiting the Merger becomes final and non-appealable; or (iii) by Fosun Industrial and Hanmax Investment, acting together, if (a) the Company’s board of directors withholds, withdraws, qualifies or modifies its recommendation with respect to the Merger Agreement (as defined in the Merger Agreement, a “Change of Recommendation”), or approves or recommends any Acquisition Proposal (as defined in the Merger Agreement), (b) the Company materially breaches its obligations with respect to a Change of Recommendation, or with respect to the Schedule 13E-3 or the proxy statement related to the Merger, or (c) there is an uncured breach of any of the Company’s representations, warranties or covenants. In addition, the Company may terminate the Merger Agreement at any time if (x) the Company’s board of directors makes a Change of Recommendation, (y) there is an uncured breach of any of Fosun Industrial’s, Hanmax Investment’s or Merger Sub’s representations, warranties or covenants, or (z) Hanmax Investment is unable to obtain financing by the date specified.
The Company must pay a termination fee of $2.5 million if the Merger Agreement is terminated pursuant to (ii)(a) or (ii)(b) above and an Acquisition Proposal has been made to the Company; pursuant to (iii) above; or by the Company pursuant to (ii)(b) above and a termination event under (iii) has occurred; or pursuant to (x) above.
If the Merger Agreement is terminated pursuant to (y) above, the responsible party or parties among Fosun Industrial, Hanmax Investment and/or Merger Sub must pay a termination fee of $2.5 million plus costs and expenses. Hanmax Investment must pay a termination fee of $2.0 million plus costs and expenses if the Merger Agreement is terminated pursuant to (z) above.
Following the consummation of the Merger, the Company’s American Depositary Shares will cease to be listed on The New York Stock Exchange and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, and the Company will be privately held. Fosun Industrial will beneficially own 32.1%, and Hanmax Investment will beneficially own 67.9%, of the Company. In addition, upon the consummation of the Merger, the Memorandum and Articles of Association of Merger Sub will become the Memorandum and Articles of Association of the Company.
The foregoing description of the Merger Agreement, the Merger and the other agreements and transactions related thereto does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents, which is incorporated by reference in this Schedule 13D.
On November 1, 2010, the Company announced the Merger in a press release. On November 1, 2010, the Company furnished to the SEC a report on Form 6-K regarding the Merger.
Item 5. Interest in Securities of the Company
Item 5 is hereby amended as follows:
Note (2) is replaced in its entirety with the following: Percentage of beneficial ownership of each listed person is based on 104,066,526 Ordinary Shares outstanding as of October 29, 2010 (as represented by the Company in the Merger Agreement), as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D. As represented by the Company in the Merger Agreement, there were no restricted Shares outstanding as of October 29, 2010.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company
Item 6 is hereby supplemented as follows:
The description of the Merger Agreement set forth under Item 4 is incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibit:

Exhibit 99.11:	Agreement and Plan of Merger, dated October 29, 2010, by and among Fosun Industrial Co., Limited, Hanmax Investment Limited, Merger Sub Company Limited and Tongjitang Chinese Medicines Company, incorporated by reference to Exhibit 1.1 to Form 6-K filed by the Issuer on November 1, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 4, 2010

XIAOCHUN WANG
By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang

HANMAX INVESTMENT LIMITED
By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Director

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Qiyu Chen
Name:	Qiyu Chen
Title:	Chairman of the Board of Directors